Exhibit 99.1

NOTICE OF ANNUAL MEETING
OF COOLBRANDS INTERNATIONAL INC.

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting") of holders (the "Shareholders") of subordinate voting shares and multiple voting shares of CoolBrands International Inc. (the "Corporation") will be held at the Holiday Inn (Beaufort Room), 7095 Woodbine Avenue, Markham, Ontario, L3R 1A3, on March 29, 2007 at 3:00 p.m. (Toronto time), for the following purposes:

1.	to receive the financial statements of the Corporation for the year ended August 31, 2006, together with the report of the auditor thereon;

2.	to elect directors;

3.	to appoint the Corporation’s auditor and to authorize the directors to fix the auditor’s remuneration; and

4.	to transact such further or other business as may properly be brought before the Meeting or any adjournments or postponements thereof.

Shareholders are invited to attend the Meeting. Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy in the envelope provided for that purpose. To be effective in respect of the Annual Meeting, proxies must be received before 5:00 p.m. (Toronto time) on March 27, 2007 by Equity Transfer Services Inc., 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, or by facsimile at 416-361-0470, or by the close of business on the second business day preceding the date of any adjournment or postponement thereof, or be presented prior to the commencement of the Meeting or any adjournment or postponement thereof.

The Corporation’s Annual Report for the year ended August 31, 2006, Management Information Circular and form of proxy are enclosed with this Notice of Meeting.

DATED at Markham, Ontario this 27th of February, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
"Gary Stevens"
Gary Stevens Secretary and Chief Financial Officer

COOLBRANDS INTERNATIONAL INC.
MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of CoolBrands International Inc. (the “Corporation”) for use at the annual meeting (the “Meeting”) of shareholders of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of annual meeting (the “Notice of Meeting”). While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. The costs of solicitation will be borne by the Corporation. All references in this management information circular to the Meeting include references to any adjournments or postponements thereof.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy. To be effective, proxies to be exercised at the Meeting must be deposited at the offices of Equity Transfer Services Inc., 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, or by facsimile at 416-361-0470, prior to 5:00 p.m. (Toronto time) on March 27, 2007 or, with the Secretary of the Corporation at any time prior to the Meeting, or in any other manner permitted by law. A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.

In accordance with the Canada Business Corporations Act (the “Act”) and applicable securities laws, a shareholder who has given a proxy may revoke it at any time to the extent that it has not been exercised. A proxy may be revoked, as to any manner on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting. A proxy may also be revoked in any other manner permitted by law.

Exercise of Discretion Of Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. Where no choice is specified, such shares will be voted in favour of the nominees proposed below for election as directors, and in favour of the appointment of BDO Seidman, LLP as the auditor of the Corporation. The enclosed form of proxy confers discretionary authority upon the persons named therein to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting in such manner as such nominee in his judgment may determine. As at the date of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Date of Information

Unless otherwise specified, information in this Information Circular is given as of February 27, 2007.

Voting Securities and Principal Holders Thereof

As of February 27th, 2007, the Corporation had outstanding 6,025,659 multiple voting shares and 50,049,774 subordinate voting shares.

Only shareholders of record at the close of business on February 27th, 2007 (the “Record Date”), who either personally attend the Meetings or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each multiple voting share entitles the registered holder thereof to ten votes at all meetings of shareholders. Each subordinate voting share entitles the registered holder thereof to one vote at all meetings of shareholders. Holders of subordinate voting shares exercise in the aggregate 45.4% of the voting rights attached to all voting securities of the Corporation.

In the event that an offer to purchase multiple voting shares is made to holders of such shares, and the offer is required by securities legislation or stock exchange rule to be made to all, or substantially all, of the holders of multiple voting shares in Canada, holders of subordinate voting shares have an option to convert their subordinate voting shares into multiple voting shares. This option commences on the eighth day after the date the offer is made to holders of multiple voting shares and ends on the date of expiry of the offer. This conversion right will not apply if, within seven days of the date of the offer, registered shareholders owning more than 50% of the then outstanding multiple voting shares confirm to the transfer agent and secretary of the Corporation, among other items, that they will not tender any multiple voting shares in acceptance of the offer without having given the transfer agent and secretary written notice of their acceptance or intended acceptance of the offer at least seven days prior to the expiry date of the offer. If the right of conversion to multiple voting shares is available to holders of subordinate voting shares and is duly exercised, all multiple voting shares so converted will be deemed to be deposited to the offer. If any converted multiple voting shares are withdrawn, or are not ultimately taken up by the offeror, such converted multiple voting shares shall be automatically reconverted to subordinate voting shares.

To the knowledge of the directors and executive officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over securities of the Corporation carrying more than 10% percent of the voting rights attached to any class of outstanding voting securities of the Corporation, except as follows:

Name	Designation of Class	Number	Percentage of Class
The Serruya Family Trust	Multiple voting shares	4,233,332(1)	70.3
The Estate of Richard E. Smith	Multiple voting shares	1,419,467(2)	23.6
Mr. Seymour Schulich(3)	Subordinate voting shares	6,000,000	12.0

Notes:
(1)	The 4,233,332 multiple voting shares represents approximately 38.4% of the votes attaching to all outstanding shares of the Corporation. The Serruya Family Trust was created and settled for the benefit of certain members of the Serruya family of Toronto, Ontario. Certain members of the Serruya family serve as directors and officers of the Corporation.

(2)	The 1,419,467 multiple voting shares represents approximately 12.9% of the votes attaching to all outstanding shares of the Corporation. Mr. Richard E. Smith, the Corporation’s former Co-Chairman and Co-Chief Executive Officer, passed away on January 29, 2005. The sole executrix of the Estate of Richard E. Smith is Susan Smith.

(3)	Information as to the number of subordinate voting shares was obtained from a report filed by Mr. Schulich with the Canadian securities regulator on November 21, 2006.

Notwithstanding the existence of a board representation agreement dating to March 1998 (the “Board Representation Agreement”) pursuant to which The Serruya Family Trust, Michael Serruya, Aaron Serruya, Richard E. Smith, David M. Smith and David J. Stein agreed with each other to vote all of their respective shares of the Corporation, representing in the aggregate approximately 54.4% of the votes attaching to all outstanding shares of the Corporation, in favour of nominees proposed for election as directors, such parties have agreed pursuant to a voting agreement as of December 13, 2005 (the “Voting Agreement”) that all nominations for membership on the board of directors of the Corporation (the“Board”) made in the Corporation’s management information circulars or otherwise will be made by the Corporate Governance Committee of the Board. For details relating to the Board Representation Agreement and the Voting Agreement, see “Election of Directors - Board Representation Agreement and Voting Agreement”.

Advice To Beneficial Shareholders

The information set forth in this section is of significant importance to holders of subordinate voting shares and multiple voting shares who hold their shares in “book-entry” form, meaning that they are held through brokers and nominees and not in their own name. Holders of shares who do not hold their shares in their own name (referred to in this circular as beneficial shareholders) should note that only proxies deposited by holders of shares whose names appear on the records of the Corporation as the registered holders of subordinate voting shares or multiple voting shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a holder of shares by a broker, then in almost all cases those shares will not be registered under the name of the holder on the records of the Corporation. Such shares will more likely be registered under the name of the beneficial shareholder’s broker, or an agent or nominee of that broker. Shares held by brokers or their agents and nominees can only be voted for, or withheld from voting, or voted against, any resolution, upon the instructions of the beneficial shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting the securities for their clients.

Applicable Canadian regulatory policy requires intermediaries and brokers to seek voting instructions from beneficial shareholders in advance of a meeting of shareholders of the Corporation. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a beneficial shareholder by its broker is identical to the form of the proxy provided to registered holders of shares; however, its purpose is limited to instructing the registered holder of shares how to vote on behalf of the beneficial shareholder. A beneficial shareholder receiving a proxy from an intermediary cannot use that proxy to vote shares directly at the Meeting, rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the shares voted.

BUSINESS TO BE CONDUCTED AT THE MEETING

Audited Financial Statements

The Corporation’s consolidated financial statements for the financial year ended August 31, 2006 and the report of the auditors thereon will be submitted to the Meeting. Receipt at the Meeting of the consolidated financial statements for the financial year ended August 31, 2006 and the auditor’s report thereon will not constitute approval or disapproval of any matters referred to therein.

Election of Directors

The table below describes the people who have been nominated as directors and the voting securities that they own directly or indirectly. The articles of the Corporation provide that the Board shall consist of a minimum of 5 and a maximum of 15 directors, with the actual number to be determined from time to time by the Board. The Board has determined that, at the present time, there will be five directors. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the annual meeting of shareholders of the Corporation following his or her election unless his or her office is earlier vacated in accordance with the Corporation’s constating documents and the Corporation’s governing statute.

Shares listed below include shares over which a director has or shares, directly or indirectly, voting or investment power.

Name, Position with the Corporation and Municipality of Residence(1)	Director Since	Principal Occupation and, if not at Present an Elected Director, Occupation during the Past Five Years(1)	Number of Multiple Voting Shares Beneficially Held(2)	Number of Subordinate Voting Shares Beneficially Held(2)
Ronald W. Binns(3)(4)(5) Director Toronto, Ontario, Canada	2006	Chief Financial Officer of Nevada Capital Corporation. From 1989 - 2002, Mr. Binns served as the CFO of Franco-Nevada Mining Corporation Ltd.	-	500,000
Romeo DeGasperis(3)(4)(5) Director Concord, Ontario, Canada	2000	Vice President Con-Drain Company Limited, a watermain and sewer contracting business.	-	6,700
Garry Macdonald(3)(4)(5) Director Belleville, Ontario, Canada	2006	President of Maccess Management Inc. From 1998 - 2002, Mr. Macdonald served as the President and CEO of Country Style Food Services Inc.	-	-
Aaron Serruya Director Thornhill, Ontario, Canada	1994	President and Chief Executive Officer of International Franchise Corp.	4,233,332(6)	56,149
Michael Serruya President, Chief Executive Officer and Director Thornhill, Ontario, Canada	1994	Chairman, President and Chief Executive Officer of the Corporation	4,233,332(6)	56,000
Notes:
1)	Individual directors have provided information as to municipality of residence and principal occupation.
2)	The individual directors have provided this information, not being within the knowledge of the Corporation.
3)	Member of the Audit Committee.
4)	Member of the Compensation Committee.
5)	Member of the Corporate Governance Committee.
6)
Includes 155,031 multiple voting shares held directly by The Serruya Family Trust and 4,078,301 multiple voting shares held by 1082272 Ontario Inc., a wholly-owned subsidiary of the The Serruya Family Trust.

Corporate Cease Trade Orders or Bankruptcies

Michael Serruya, the Corporation’s President and Chief Executive Officer, by virtue of his role as a director of Moneysworth & Best Shoe Care Inc., was subject to a cease trade order issued by the Ontario Securities Commission in June 2000 concerning Moneysworth & Best Shoe Care Inc. securities when Moneysworth failed to comply with certain continuous disclosure requirements. Moneysworth & Best Shoe Care Inc. filed for voluntary assignment into bankruptcy on July 11, 2000. The cease trade order is no longer in effect.

On December 13, 2006, the Ontario Securities Commission issued a cease trade order covering the directors and officers of the Corporation for failure to file certain continuous disclosure documents as required by Ontario Securities law. The cease order continues in effect as of the date hereof.

Penalties or Sanctions

No proposed director has, during the ten years prior to the date hereof:

(a)
been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No proposed director, has, during the ten years prior to the date thereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Board Representation Agreement and Voting Agreement

Board Representation Agreement

In connection with the acquisition on March 18, 1998 of Integrated Brands by a wholly-owned subsidiary of the Corporation, Messrs. Richard E. Smith, David M. Smith and David J. Stein (“Integrated Brands Principal Shareholders”) and Integrated Brands Inc., on the one hand, and the Corporation and The Serruya Family Trust, 1082272 Ontario Inc., Michael Serruya and Aaron Serruya (“CoolBrands Principal Shareholders”), on the other hand, entered into the Board Representation Agreement.

Each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have agreed to vote against: (i) the sale of all or substantially all of the Corporation's assets; (ii) a merger, consolidation or similar transaction involving the Corporation; or (iii) an amendment to the Memorandum of the Association and/or the Articles of Association of the Corporation which would adversely affect the rights of the Integrated Brands Principal Shareholders or the CoolBrands Principal Shareholders, unless the Integrated Brands Principal Shareholders and the CoolBrands Principal Shareholders agree in writing to vote for any such matters.

Pursuant to the terms of the Board Representation Agreement, each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders agreed to certain restrictions relating to resales of voting securities of the Corporation. Subject to certain exemptions, until the first to occur of: (i) the termination of the Board Representation Agreement; or (ii) the 21st anniversary of the Board Representation Agreement; the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have each agreed not to sell any voting securities of the Corporation to an unrelated third party without the prior written consent of the CoolBrands Principal Shareholders or the Integrated Brands Principal Shareholders, as the case may be, and to first offer such voting securities to the CoolBrands Principal Shareholders or the Integrated Brands Principal Shareholders, as the case may be, at the market price for such voting securities as of the date of the offer. Pursuant to the Board Representation Agreement, prior to any sale to a third party, any multiple voting shares must be converted to subordinate voting shares. In addition, the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have agreed not to convert, or cause to be converted, any multiple voting shares into subordinate voting shares, without the prior written consent of the CoolBrands Principal Shareholders or the Integrated Brands Principal Shareholders, as the case may be. The CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have deposited with an escrow agent the multiple voting shares held by them.

Each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have agreed not to accept an offer to sell any voting securities at a price in excess of the market price of the voting securities on the date of such offer, except: (i) sales made on The Toronto Stock Exchange (“TSX”) or any other regional or national exchange, outside or inside Canada, on which such securities are regularly traded; (ii) to another principal shareholder; or (iii) pursuant to an offer made proportionately and at the same price to all other shareholders of the Corporation.

The Board Representation Agreement may be terminated: (i) by the CoolBrands Principal Shareholders in the event that the Integrated Brands Principal Shareholders are the beneficial owners, in the aggregate, of fewer than 750,000 voting securities (including voting securities issuable upon the conversion or exercise of convertible securities); and (ii) by the Integrated Brands Principal Shareholders, in the event the CoolBrands Principal Shareholders are the beneficial owners, in the aggregate, of fewer than 1,500,000 voting securities (including voting securities issuable upon the conversion or exercise of convertible securities).

Voting Agreement

Notwithstanding the Board Representation Agreement, Aaron Serruya, Michael Serruya, the Estate of Richard Smith, David Smith and David Stein, and entities affiliated with them (collectively, the “Management MVS Holders”), have each entered into the Voting Agreement with the Corporation pursuant to which they each agreed to vote all of the shares that they beneficially own or control in favour of the Share Capital Restructuring (as defined below). Further, notwithstanding the Board Representation Agreement, the parties to the Voting Agreement agreed pursuant to the terms of the Voting Agreement, that (i) the Board Representation Agreement shall be terminated on the date on which articles of amendment in respect of the Share Capital Restructuring have become effective; and (ii) from the date of the Voting Agreement until the termination of the Board Representation Agreement, all nominations for membership on the Board made in the Corporation’s management information circulars or otherwise will be made by the Corporate Governance Committee of the Board.

Termination of Trust Agreement

On March 18, 1998, Richard E. Smith, David M. Smith, David J. Stein, Michael Serruya, Aaron Serruya, 1082272, the Serruya Trust, Yogen Früz Worldwide Incorporated and the Chase Manhattan Bank entered into a trust agreement (the “Trust Agreement”). The Trust Agreement governs the voting, transfer and conversion of the Multiple Voting Shares. The parties to the Voting Agreement have agreed that the Trust Agreement be terminated on the date that the Share Capital Restructuring is effective. A copy of the Trust Agreement is available on the Internet at www.sedar.com.

Share Capital Restructuring

At the Annual and Special Meeting of the Corporation held on February 27, 2006, the Shareholders of the Corporation approved a resolution to amend the articles of the Corporation by (i) creating a new class of shares unlimited in number and designated as common shares (“Common Shares”), (ii) changing each issued and outstanding subordinate voting share and each multiple voting share into one Common Share, (iii) cancelling all authorized and unissued subordinate voting shares and multiple voting shares in the capital of the Corporation, and (iv) removing all of the rights, privileges, restrictions and conditions attaching to the subordinate voting shares and multiple voting shares such that the authorized capital consists of an unlimited number of Common Shares.

The resolution provided that the date at which to effect the Share Capital Restructuring be May 31, 2007, subject to the discretion granted to the independent directors of the Corporation to effect the change earlier than May 31, 2007. Upon the effective date of the articles of amendment, each holder of subordinate voting shares and/or multiple voting shares, as the case may be, will then hold one (1) Common Share for each subordinate voting share and/or each multiple voting share previously held. The Corporation will adopt a new form of certificate representing the Common Shares. Although the current certificates representing the subordinate voting shares and the multiple voting shares will continue to represent the Common Shares, shareholders will be entitled to replace their subordinate voting share certificates and multiple voting share certificates for Common Share certificates upon surrendering their certificates and providing such other documentation as may be required by the Corporation to Equity Transfer Services inc., the transfer agent of the Corporation. Forthwith following the effective date of the articles of amendment in respect of the Share Capital Restructuring, the Corporation will send to each shareholder a form providing details on how to exchange certificates representing subordinate voting shares and/or multiple voting shares for certificates representing Common Shares.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table sets forth all compensation earned for the years ended August 31, 2006, August 31, 2005 and August 31, 2004 by the Corporation’s Chief Executive Officer, its Chief Financial Officer, the Corporation’s next three highest paid executive officers whose salary and bonus during the fiscal year ended August 31, 2006 was equal to or greater than $150,000 and one executive officer who resigned prior to the end of the most recent fiscal year (collectively, the “Named Executive Officers”). Amounts are in U.S. dollars, except for amounts related to Michael Serruya which are stated in Canadian dollars.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year Ended August 31	Salary ($)	Bonus ($)	Other Annual Compensation (1) ($)	Securities Under Options Granted (2) (#)	All Other Compensation (3) ($)
Michael Serruya Co-Chairman (4)	2006 2005 2004	CAD$420,000 CAD$420,000 CAD$408,461	- - -	- CAD$59,588 CAD$4,695,312	- - 599,275	- - -
David J. Stein President, Chief Executive Officer and Co-Chairman(4)	2006 2005 2004	533,077 520,000 490,000	- - 60,000	- 7,571 10,604,365	- - 709,983	2,250 2,100 1,950
Gary P. Stevens Chief Financial Officer	2006 2005 2004	188,558 185,000 145,800	40,114 50,000 20,000	33,454 134,363 10,363	- - -	1,235 1,958 1,312
Frank Orfanello Vice President(5)	2006	435,577	-	-	100,000	-
J. Leo Glynn President, Eskimo Pie Frozen Distribution Inc. (6)	2006 2005 2004	247,840 245,577 230,000	82,000 92,000 39,100	- 16,000 16,000	- 100,000 -	- - -
Daniel Heschke Chief Information Officer (7)	2006 2005	240,000 64,615	- 7,108	- -	- 100,000	581 -

Notes:
1)
These amounts also include the difference in value between the exercise price of options and the fair market value of the shares at the time of purchase, for options exercised in the fiscal years ended August 31, 2004, 2005 and 2006. Certain amounts are paid in U.S. dollars, and have been converted for purposes of the table presentation based upon U.S.$1.00 purchasing CAD$1.1628, CAD$1.2010 and CAD$1.3166 at August 31, 2006, 2005 and 2004, respectively.

2)	Options to purchase subordinate voting shares granted pursuant to the Corporation’s stock option plan.
3)	These amounts represent the Corporation’s contribution to employee’s 401K plans.
4)	On November 17, 2006, Mr. David Stein was replaced as President and Chief Executive Officer by Mr. Michael Serruya.
5)	Mr. Orfanello joined the Corporation on September 30, 2005 and was appointed Vice President of the Corporation on May 19, 2006. Mr. Orfanello resigned on October 11, 2006.
6)	Mr. Glynn resigned as President, Eskimo Pie Frozen Distribution Inc. on June 16, 2006.
7)	Mr. Heschke joined the Corporation on May 23, 2005.

Option Grants During The Most Recently Completed Financial Year

Name and Principal Position	Security Under Options Granted	% of Total Options Granted in Financial Year	Exercise Price	Market Value of Securities Underlying Options on the Date of Grant	Expiration Date
Frank Orfanello Vice President	100,000	31.3%	$2.04	$2.04	January 10, 2016

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets out details of the exercise of stock options during the financial year ended August 31, 2006 by the Named Executive Officers and the financial year-end values of unexercised options held, on an aggregate basis.

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money Options Exercisable/Unexercisable ($)(1)
Gary P. Stevens	30,000	33,454	58,000/33,000	NIL/NIL
Michael Serruya	-	-	599,275/NIL	NIL/NIL
Frank Orfanello	-	-	0/100,000	NIL/NIL
Daniel Heschke	-	-	66,666/33,334	NIL/NIL

Note:
1)	Market value of underlying subordinate voting shares as at August 31, 2006, being CAD$0.80 minus the exercise price of the options.

Termination of Employment, Change in Responsibilities and Employment Contracts

Integrated Brands, a wholly owned subsidiary of the Corporation, had an employment agreement with David J. Stein, which was amended in fiscal 2003. The amended agreement provides for an annual salary of $520,000 in calendar 2005 and an annual $20,000 increase in each calendar year through 2013, and for an annual salary of $700,000 in any calendar year subsequent to 2013. The contract also provided for annual bonuses at the discretion of the Board. No bonus was paid in fiscal 2005 or fiscal 2006 under the employment agreement. The agreement provided that it may be terminated after December 31, 2013, with or without cause, on 90 days’ notice. In the event that the agreement is terminated by Integrated Brands after December 31, 2013 without cause, Integrated Brands must pay Mr. Stein a severance amount equal to 36 months salary at the annual rate in effect as of the date of termination. The obligations of Integrated Brands under the agreement were guaranteed by the Corporation. In November 2006, Mr. Stein’s employment ceased. The terms of the severance, if any, are in dispute between the Corporation and Mr. Stein.

The Corporation had entered into five-year employment agreements with Michael Serruya dated April 9, 1999, which was amended in fiscal 2004. The amended agreement provides for a base salary of CAD$420,000 per annum, increasing by the rate of inflation annually on the anniversary of the employment agreement, and a bonus of up to CAD$100,000 per year, paid on the anniversary of the employment agreement, determined as follows: (A) 50% of such bonus based on earnings of the Corporation; and (B) 50% of such bonus based on reasonable standards of personal performance and earnings performance of the Corporation. The employment agreement provides for a severance payment in the amount of CAD$500,000 to be made to Mr. Serruya on the termination for any reason of the employment agreement or on the failure of the Corporation to renew the employment agreement upon the expiration of its term. In fiscal 2006, the base salary for Mr. Serruya was CAD $420,000. No bonus was paid for in fiscal 2006 under the employment agreement.

Composition of the Compensation Committee

At the end of the most recently completed financial year, the Compensation Committee was comprised of the following independent directors: L. Joshua Sosland (Chair), Robert E. Baker and William McManaman. Arthur Waldbaum was a member of the Compensation Committee until the Annual Meeting held on February 27th, 2006 at which time William McManaman joined the Compensation Committee.

In November 2006, the Compensation Committee was reconstituted with the following three independent directors: Romeo DeGasperis, Garry Macdonald and Ronald W. Binns.

Report on Executive Compensation

The Compensation Committee’s primary function is to assist the Board in fulfilling its responsibilities by overseeing the Corporation’s compensation of senior officers and preparing an annual report on executive compensation for the Board and for inclusion in the Corporation’s annual management information circular. Specific responsibilities of the Compensation Committee include:

(1)
in consultation with senior management of the Corporation, establishing the Corporation’s compensation policies and/or practices, seeking to ensure such policies and practices are designed to recognize and reward performance and establish a compensation framework which is industry competitive, and which results in the creation of shareholder value over the long-term;

(2)
reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of these goals and objectives, and setting the Chief Executive Officer’s total compensation level based on this evaluation and other factors as the Committee deems appropriate and in the best interests of the Company;

(3)
reviewing the evaluation of other senior officers’ performance and setting the compensation of these senior officers, based on their evaluations and other factors as the Committee deems appropriate and in the best interests of the Corporation;

(4)	overseeing the Corporation’s incentive compensation plans and equity-based plans;

(5)
reviewing and recommending to the Board the compensation of the members of the Board, including any annual retainer, committee membership fees, meeting fees, and other benefits conferred upon the directors; and

(6)	reviewing the Committee’s charter and recommending to the Board changes to it, as considered appropriate from time to time.

The executive compensation policies of the Corporation are designed with the objective of attracting and retaining qualified executives by providing compensation packages which are competitive within the marketplace and by compensating them in a manner that encourages individual performance consistent with shareholder expectations. The Corporation’s philosophy is to reward both adequately and competitively its executives for their short-term compensation. Base salaries and salary ranges for each position are determined by evaluating the responsibilities of each executive’s position as well as the experience and knowledge of the individual. The above are periodically reviewed and adjusted accordingly. Individual salary increases to executives within the set ranges take into account their current performance against expected targets, overall contribution to the Corporation and market conditions. Base salary levels for all executive officers (excluding those officers who are subject to long-term employment agreements) are determined based upon performance, and are intended to achieve the following objectives:

(a)	to attract and retain executives and senior management required for the success of the Corporation;

(b)	to motivate performance;

(c)	to provide fair and competitive compensation commensurate with an individual’s experience and expertise; and

(d)	to reward individual performance and contribution to the achievement of the Corporation’s objectives.

The cash compensation paid by the Corporation to Mr. David J. Stein, the former Chief Executive Officer, was set through an employment agreement, which is described above. The cash compensation paid by the Corporation to Mr. Michael Serruya, the current Chief Executive Officer, is similarly set through his pre-existing employment contract which was last amended in fiscal 2004. The Compensation Committee assesses the performance of the Chief Executive Officer on an annual basis when determining whether to award bonuses pursuant to his employment agreement.

There is no pension plan of the Corporation in which executive officers or other employees may participate.

Submitted on behalf of the Compensation Committee:

Romeo DeGasperis, Garry Macdonald and Ronald W. Binns

Performance Graph

On August 31, 2006, the closing price of a subordinate voting share of the Corporation on The Toronto Stock Exchange was CAD$0.80 per subordinate voting share. The following graph compares the Corporation’s cumulative total shareholder return from September 1, 2001 to August 31, 2006 with cumulative returns of the S&P/TSX Composite and the TSX Consumer Staples Index for the same period.

Compensation of Directors

Commencing in November 2006, the directors have agreed, at this time, to serve on the board and the committees of the Board for no cash compensation. For fiscal 2006, independent directors each received a $25,000 retainer and $2,000 for each board or committee meeting attended in person and $250 for each board or committee meeting attended via telephone. In respect of fiscal 2006, the Lead Director, Robert E. Baker, received a retainer of $50,000. Directors also received a $5,000 retainer ($10,000 in the case of the Chair of each committee) for being a member of a committee. Each independent director also received 10,000 stock options during the fiscal year ended August 31, 2006. Non-independent Directors of the Corporation did not receive any fees and/or any other type of compensation in fiscal 2006 for acting as such.

Directors’ And Officers’ Liability Insurance

The Corporation carries directors’ and officers’ liability insurance coverage with an annual policy limit of $10,000,000, subject to a deductible of $250,000 per claim plus additional umbrella coverage of $10,000,000. The premium paid for the renewal of the coverage during the fiscal year ended August 31, 2006 was $143,640, all of which was paid by the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation has three equity compensation plans: a stock option plan established in 1998 (the “1998 Stock Option Plan”), a plan established in 1994 (the “Predecessor Plan”), and the 2002 Stock Option Plan, as amended (the “2002 Stock Option Plan”). The Predecessor Plan, the 1998 Stock Option Plan and the 2002 Stock Option Plan have each been approved by the shareholders of the Corporation, or its predecessor corporate entities. The following table provides aggregated information as of August 31, 2006 with respect to these plans.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available f or Future Issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders	2,462,050	$11.55	4,028,000
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No individual who was a director, executive officer or senior officer of the Corporation at any time during the fiscal year ended August 31, 2006, or any associate or affiliate thereof, was indebted to the Corporation other than debts considered to be routine indebtedness or which did not exceed $10,000 in aggregate at any time during the year. As of the date of this Information Circular, no officers, directors or employees of the Corporation or their associates were indebted to the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

Statement of Corporate Governance Practices

The Board of Directors and management of the Corporation recognize that effective corporate governance practices are fundamental to the long-term success of the Corporation. Sound corporate governance contributes to shareholder value through increased confidence. The Board and management are therefore committed to maintaining a high standard of corporate governance and compliance with National Policy 58-201 - Corporate Governance Guidelines (the “Guidelines”), which establishes the basis for effective corporate governance. National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires that corporations disclose their approach to corporate governance with reference to the Guidelines. The Corporation’s approach is outlined below:

Board of Directors

Pursuant to NI 58-101, a director is independent if the director has no direct or indirect relationship with the Corporation which could, in the view of the Corporation’s Board of Directors, be reasonably expected to interfere with the exercise of a member’s independent judgement. Certain directors are deemed to have a material relationship with the Corporation by virtue of their position or relationship with the Corporation. The Board of Directors is currently comprised of five (5) members, a majority of whom the Board has determined are “independent” directors within the meaning of NI 58-101. Messrs. Romeo DeGasperis, Garry Macdonald and Ronald W. Binns are considered independent directors for the purposes of NI 58-101. Mr. Michael Serruya is not an independent director as he is an executive officer of the Corporation. Mr. Aaron Serruya is not an independent director as he himself was an executive officer of the Corporation within the previous three years and as his brother (Michael Serruya) is an executive officer of the Corporation.

The following table sets out details of directorships held by each director or nominee in other public issuers:

Meetings held	Name of Issuer
Michael Serruya	N/A
Aaron Serruya	N/A
Romeo DeGasperis	N/A
Garry Macdonald	N/A
Ronald W. Binns	GMP Capital Trust and Silk Road Resources Ltd.

The Board holds regular meetings to review the business and affairs of the Corporation and to make any decisions relating thereto. The Board believes that it functions independently of management. To enhance its ability to act independently of management, the Board reviews its procedures on an ongoing basis to ensure that it can function independently of management. The Board is currently comprised of three independent directors and two non-independent directors and meets, as required, without management present. When conflicts do arise, interested parties are precluded from voting on matters in which they may have an interest. In light of the suggestions contained in NI 58-101, the Board intends to convene meetings of the independent directors, at which non-independent directors and members of management are not in attendance, as may be deemed necessary.

During the Corporation’s financial year ended August 31, 2006, the Board, its Audit Committee, its Corporate Governance Committee and its Compensation Committee met 23, 10, 3 and 12 times, respectively.

The following is a record of attendance for each director at Board, Audit Committee, Corporate Governance Committee and Compensation Committee meetings during the Corporation’s financial year ended August 31, 2006:

Director	Board Meetings	Audit Committee Meetings	Compensation Committee Meetings	Corporate Governance Committee Meetings
Michael Serruya	21/21	N/A	N/A	N/A
Aaron Serruya	19/21	N/A	N/A	N/A
Romeo DeGasperis	9/21	4/9	N/A	N/A
Garry Macdonald (1)	N/A	N/A	N/A	N/A
Ronald W. Binns (1)	N/A	N/A	N/A	N/A
David J. Stein	20/21	N/A	N/A	N/A
Robert E. Baker	22/23	1/1	11/12	3/3
Beth L. Bronner	18/23	10/10	N/A	3/3
L. Joshua Sosland	20/23	N/A	12/12	3/3
Arthur Waldbaum	10/10	4/4	4/4	N/A
William McManaman	11/13	6/6	7/7	N/A

Note:
(1)     Mr. Macdonald and Mr. Binns were appointed as directors on November 17, 2006.

Board Mandate

There is currently no specific written mandate of the Board, other than that contained in corporate regulations or legislation to which the Board is subject in relation to the discharge of the directors’ duties and standards of care.

In addition to those matters which must be approved by the Board of Directors by law, significant business activities and actions proposed to be taken by the Corporation are subject to Board approval.

Annual capital and operating budgets and significant changes thereto, long-range plans, major changes in the organizational structure of the Corporation, annual financial statements, major acquisition and disposal transactions, long-term contracts with significant cumulative financial commitments, appointment of senior executive officers, benefit plans, stock option plans, issuance of stock options and succession plans are all subject to Board approval or, where appropriate, a duly authorized committee of the directors.

In addition, the Board of Directors is responsible for overseeing the strategic direction of the Corporation, monitoring the performance of the Corporation’s assets and assessing opportunities for and risks affecting the Corporation’s business and assessing means to effectively deal with the same.

The Board does not have set dates for holding Board meetings, such meetings being held as the needs of the business require.

The Board does not currently have in place a program for succession planning. The Board will consider implementing such a program for the Corporation as part of the development planning process.

Position Descriptions

The Corporation has not developed a written position description for the CEO, but does have written position descriptions for the Chair. Members of the Board’s committees are approved by the Board and the chairs of those committees are approved by the individual committees.

The CEO reports to the Board, and the Board of Directors responds to and, if it considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended course of actions, which have been brought forward by the CEO and management. The Board of Directors and the CEO review, on a regular basis, the scope and limits of management’s responsibilities and powers.

The Board has delegated to management responsibility for meeting the Corporation’s objectives, implementing approved strategic and operating plans, generally managing the Corporation’s day to day business and cash flows, evaluating new business opportunities and compliance with regulatory requirements as they apply to the Corporation. In addition management is tasked with preparing and recommending long-term strategic objectives, annual operating plans and budgets.

Orientation and Continuing Education

The Corporation elected a number of new independent directors to the Board in fiscal 2005, and presented a comprehensive orientation meeting for these new directors at which the head of each principal business function provided a detailed description of his area of responsibility, and his short and medium term goals and objectives. This meeting has been followed over the course of the past two years with shorter presentations from these executives on their contribution to the Corporation’s overall strategy and direction. As noted above, in November 2006 new directors were appointed to the Board and received an orientation on the affairs of the Corporations at that time.

From time to time, corporate officers and legal, financial and other experts are invited to attend Board meetings to describe matters within their areas of expertise.

Given the size of the Corporation and the experience of the current directors, there has been no formal continuing education program. Board members are entitled to attend seminars that they determine necessary to keep themselves up-to-date with current issues relevant to their services as directors of the Corporation.

Ethical Business Conduct

The Board adopted a Code of Business Conduct that applies to all employees, officers and directors of the Corporation and its subsidiaries from time to time. The principles outlined in the code are intended to:

•     establish a minimum standard of conduct by which all employees are expected to abide;
•     protect the business interests of CoolBrands, its employees and customers;
•     maintain CoolBrands’ reputation for integrity; and
•       facilitate compliance by CoolBrands employees with applicable legal and regulatory obligations.

The Code of Business Conduct addresses honesty and integrity, conflicts of interest, gifts and entertainment, political activities, protection and use of the Corporation’s assets, records and document retention, information security, corporate opportunities, confidentiality of corporate information, fair dealing with other people and organizations, diversity and harassment-free environment, complying with the law, whistleblowing procedures, and compliance standards and procedures. The Code of Conduct requires that each officer and employee in a supervisory role annually certify that he or she has reviewed the Code of Conduct and has reported any relationship or circumstance that could place that person in a potential conflict of interest with the Corporation.

In circumstances where a director or executive officer has a material interest in a transaction or agreement which the Corporation is considering entering into, the individual is required to fully disclose his or her interest therein and an ad hoc committee of disinterested directors is appointed to review the same to confirm, among other things, that such transaction or agreement, as applicable, is being entered into on arm’s length commercially reasonable terms. Such committee has the right to obtain advice from the Corporation’s counsel and professional advisors and/or appoint independent counsel and/or advisors. The text of the Code of Business Conduct is available on the Corporation’s website at www.coolbrandsinc.com.

Nomination of Directors

The Board has not appointed a formal nominating committee. The Corporation has a Corporate Governance Committee which is comprised entirely of independent directors within the meaning of applicable securities laws. The responsibility for overseeing the Corporation’s nomination process has been delegated by the Board to the Corporation’s Corporate Governance Committee.

The Board has established a written charter that describes the role and function of the Corporate Governance Committee. The written charter is available on the Corporation’s website at www.coolbrandsinc.com.

The primary function of the Corporate Governance Committee is to assist the Board in fulfilling its corporate governance oversight responsibilities by assessing the effectiveness of the Board as a whole as well as well as discussing the contribution of individual members; periodically assessing the Corporation’s governance; proposing to the Board for consideration and decision nominees for appointment to the Board at each annual meeting of shareholders and nominees for appointment to fill any vacancies on the Board.

The Corporate Governance Committee may utilize the services of a professional search firm to assist in the identification of director candidates when necessary.

Compensation

The Board has a Compensation Committee which is composed entirely of independent directors (as defined under NI 58-101)

The Board has established a written charter that describes the role and function of the Compensation Committee. The written charter is available on the Corporation’s website at www.coolbrandsinc.com.

The responsibilities, powers and operation of the Compensation Committee include establishing the Corporation's senior officer compensation policy and practices, reviewing and approving the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other senior officers and evaluating their performance in light of these goals and objectives; overseeing the Corporation’s incentive compensation plans and preparing an annual report on executive compensation to the Board. The Compensation Committee is also responsible for recommending to the Board any changes to director compensation.

Committees

The Board currently has three standing committees: the Audit Committee; the Corporate Governance Committee; and the Compensation Committee.

Assessments

Based upon the Corporation’s size, its current state of development and the number of individuals on the Board, the Board considers a formal process for assessing regularly the effectiveness and contribution of the Board, as a whole, its committee or individual directors to be unnecessary at this time. In light of the fact that the Board and its committees meet on numerous occasions during each year, each director has significant opportunity to assess other directors. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation or a subsidiary, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all outstanding voting securities of the Corporation has had any interest, direct or indirect, in any material transaction involving the Corporation or a subsidiary since the commencement of the Corporation’s most recently completed financial year that has materially affected or will materially affect the Corporation other than:

(a)
The Corporation sold substantially all of its franchising division on December 23, 2005 to International Franchise Corp., a company controlled by Mr. Aaron Serruya, the former Secretary and a director of the Corporation, for cash consideration of $8 million. The sole transaction was reviewed and unanimously recommended to the board of directors by a committee of independent directors of the Corporation. As part of the review of the transaction, the independent committee and the board of directors received a fairness opinion from its financial advisor who assisted the Corporation in marketing the division to potential buyers; and

(b)
Integrated Brands, a wholly owned subsidiary of the Corporation, entered into a distribution agreement with Calip, a company then controlled by David M. Smith, formerly Vice-Chairman and Chief Operating Officer of the Corporation. Pursuant to the agreement, Integrated Brands appointed Calip as its exclusive distributor for any ice cream or other frozen dessert product manufactured by, on behalf of, or under authority of Integrated Brands, its subsidiaries, affiliates or successors in the State of New Jersey and certain areas in the State of New York and the State of Connecticut. The agreement continues until December 31, 2007 and thereafter renews automatically on December 31 of each year for an additional one year term, provided that as of such date at least 50% of the issued and outstanding shares of Calip are beneficially owned by the Smith Family and/or David Stein, unless Calip gives Integrated Brands written notice on or before September 30th of that same year that Calip will not renew the agreement, in which event the agreement terminates effective on December 31 following such notice. As the Smith family no longer owns 50% of Calip, the agreement will terminate on December 31, 2007. The Corporation has agreed to guarantee the performance of Integrated Brands under the distribution agreement; and

(c)
On November 17, 2006, 2118769 Ontario Inc., a company controlled by Mr. Michael Serruya, the Chairman and Chief Executive Officer of the Corporation, (“2118769”), entered into an agreement to acquire, at par, all of the indebtedness of the senior lenders under the credit facility provided to Americana Foods, L.P. (“Americana”) which was guaranteed by CoolBrands in the amount of approximately U.S.$21.7 million. Americana is CoolBrands’ 50.1% owned joint venture facility based in Dallas, Texas, which is currently in U.S. bankruptcy proceedings and was in default of its obligations to the senior lenders. In connection with this purchase, 2118769 also entered into a forbearance agreement with CoolBrands pursuant to which 2118769 agreed, for a period of 6 months, not to take any action to demand repayment of the indebtedness on account of existing defaults under the Americana credit facility. As part of this transaction, JPMorgan Chase Bank, N.A. (“JPMorgan”) and the other senior lenders agreed to continue to make available to the Corporation $8,000,000 under a Corporate Credit Facility. Mr. Serruya, through 2118769, also established a $5,000,000 letter of credit in favour of the senior lenders as additional security for the $8,000,000 Corporate Credit Facility.

In consideration for 2118769 entering into both the forbearance agreement and providing the letter of credit to the senior lenders, the board of directors of CoolBrands authorized the issuance by CoolBrands to Mr. Michael Serruya warrants to purchase up to 5.5 million subordinate voting shares. The warrants expire in November 2011 and the exercise price is Cdn $0.50 per warrant.

APPOINTMENT OF AUDITOR

Unless authority to do so is withheld, the persons named in the enclosed proxy intend to vote for the appointment of BDO Seidman, LLP, Melville, New York, U.S.A., as auditor of the Corporation, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors.

Information relating to the service fees paid to the Corporation’s external auditor in each of the last two financial years is included in the Annual Information Form of the Corporation dated February 27, 2007 under the heading “External Auditor Service Fees (By Category)”.

MANAGEMENT CONTRACTS

The management functions of the Corporation are performed by directors, executive officers or senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted.

ADDITIONAL INFORMATION

Information contained herein is given as of February 27th, 2007, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgement of the persons voting the proxy.

For information relating to the Corporation’s Audit Committee, in compliance with the disclosure requirements of Multilateral Instrument 52-110 - Audit Committees, refer to the section entitled “Audit Committee” included in the Annual Information Form of the Corporation dated February 27, 2007 which is available on the Corporation’s SEDAR profile at www.sedar.com.

Additional information relating to the Corporation , including the Corporation’s most current Annual Information Form (together with documents incorporated therein by reference), the 2006 annual report of the Corporation containing the comparative consolidated financial statements of the Corporation for the financial year ended August 31, 2006, together with the report of the auditors thereon, and management’s discussion and analysis of the Corporation for the periods subsequent to the end of the Corporation’s last financial year, can be found on the Canadian Security Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of those documents, as well as any additional copies of this Management Information Circular, are available upon written request to the Corporate Secretary, upon payment of a reasonable charge where applicable. Financial information of the Corporation is provided in the Corporation’s comparative consolidated financial statements for the year ended August 31, 2006, and management’s discussion and analysis of the Corporation’s financial condition and results of operations for fiscal 2006.

DIRECTORS’ APPROVAL

The contents and the sending of this management information circular to shareholders of the Corporation have been approved by the Board of Directors.

DATE: February 27, 2007

By:	"Michael Serruya"
Michael Serruya
Chairman and Chief Executive Officer